SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Biondi, S.J., Lawrence (Last) (First) (Middle) Saint Louis University 221 N. Grand Blvd. (Street) St. Louis, MO 63103 (City) (State) (Zip) U.S.A.	2. Issuer Name and Ticker or Trading Symbol Tenet Healthcare Corporation THC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				300	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Biondi, S.J., Lawrence - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Units (1)	$0.00	11/29/2002	A |	(A) 2,209	(2) | (2)	Common Stock - 2,209	$18.45	5,496	D
1998 C Director Option (Right to Buy)	$20.12				07/30/1999 | 07/30/2008	Common Stock - 11,250		11,250	D
1999 A Director Option (Right to Buy)	$13.96				01/28/2000 | 01/28/2009	Common Stock - 11,250		11,250	D
1999 B Director Option (Right to Buy)	$12.33				10/15/1999 | 10/15/2009	Common Stock - 21,081		21,081	D
2000 A Director Option (Right to Buy)	$25.58				10/26/2000 | 10/26/2010	Common Stock - 15,000		15,000	D
2001 B Director Option (Right to Buy)	$39.00				10/25/2001 | 10/25/2011	Common Stock - 18,000		18,000	D
2002 B Director Option (Right to Buy)	$28.75				10/31/2002 | 10/31/2012	Common Stock - 18,000		18,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Lawrence Biondi, S.J. Page 2 SEC 1474 (3-99)

Biondi, S.J., Lawrence - November 2002
Form 4 (continued)
FOOTNOTE Descriptions for Tenet Healthcare Corporation THC

Form 4 - November 2002

Lawrence Biondi, S.J.
Saint Louis University
221 N. Grand Blvd.
St. Louis, MO 63103
Explanation of responses:

 (1)   These Stock Units were accrued under the Company's Deferred Compensation Plan.
(2)   Stock Units are settled in shares of the Company's common stock upon termination of service.

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